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                                                                Exhibit 99(a)(8)

               MINOLTA TO PURCHASE MAJORITY INTEREST IN QMS, INC.

               ALLIANCE WITH MAJOR U.S. PRINTER MANUFACTURER WILL
                      STRENGTHEN MINOLTA'S IMAGING BUSINESS


OSAKA, JAPAN and MOBILE, ALABAMA, USA - June 8, 1999 - Minolta Co., Ltd. (Tokyo Stock Exchange:7753) and QMS, Inc. (NYSE:AQM) today announced an agreement under which Minolta will make a strategic investment to obtain a majority interest in QMS, a leading producer of color laser printers. In accordance with this agreement, Minolta has purchased 2.13 million shares of QMS common stock via a private placement. The agreement also calls for Minolta to make a subsequent tender offer at $6.25 per share in cash that will bring its cumulative ownership position to approximately 51% of QMS' common stock. Further, Minolta has provided QMS with a term loan of $12.8 million to finance QMS' previously announced acquisition of two former subsidiaries, QMS Europe B.V. and QMS Australia Pty. Ltd.

The alliance will enhance the companies' critical mass and competitive position in imaging and document management. The two printer product lines are extremely compatible and together offer customers a broad range of solutions, with particular depth in the color printer area. Going forward, Minolta and QMS will pursue opportunities to integrate their sales, service, distribution, logistics, marketing and R&D functions.

"The alliance with QMS will accelerate the realization of our plans for Minolta's printer business, an area where we are enjoying tremendous growth," stated Yoshikatsu Ohta, Executive Director of Minolta. "QMS' product line, R&D, sales and software development capabilities make the company highly attractive to Minolta, as we sharpen our focus on color output devices in the field of digital imaging and move forward to lead the market in the convergence of printers and copiers."


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"We have enjoyed an excellent cooperative relationship with Minolta since 1993, when it began supplying printer engines to QMS," stated Edward E. Lucente, CEO and Chairman of QMS. "Now, we are combining world class engine and controller technology that will allow us to provide better products, coordinating our sales and marketing efforts into a unified co-branded offering, expanding our respective positions in our target markets, and integrating our logistical operations to create a major worldwide player in the laser printer marketplace."

Lucente continued, "By joining forces with Minolta, we plan to achieve greater market penetration than would be possible for either business acting independently, while maintaining cost-efficient operations."

The agreement between Minolta and QMS has been approved by the Boards of Directors of both companies. Minolta plans to commence a tender offer for approximately 5.44 million shares of QMS common stock by June 14, 1999. The tender offer will be subject to various conditions including the termination of applicable waiting periods under the Hart-Scott-Rodino Act and tender of a number of shares which, combined with those purchased by Minolta, would represent 51% of QMS shares on a fully diluted basis.

QMS, Inc. is a major manufacturer of document imaging solutions, specializing in color laser printers and network compatible printers. The company is recognized as a pioneer in developing innovative, high-performance products, including the first desktop color laser printer. QMS and the QMS logo are registered trademarks of QMS, Inc.

Minolta Co., Ltd., with sales of approximately $4.2 billion, is a leading manufacturer of cameras, business equipment, radiometric instruments and planetariums.


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Statements made by QMS management which are intended to be "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (words and phrases such as "expects", "will continue", "should", "is anticipated", "estimate", "hope" or expressions of a similar nature) denote uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected. QMS wishes to caution listeners not to place undue reliance on such forward-looking statements.

CONTACT:          Dan Gallagher
                  Director of Communications
                  Minolta Corporation
                  (201) 934-5371


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